ScanTech AI Systems Inc.

November 4, 2024

VIA EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	ScanTech AI Systems Inc.
Registration Statement on Form S-4, as amended (File No. 333- 280595) Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, ScanTech AI Systems Inc. hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-4, as amended (the “Registration Statement”), be accelerated to, and that the Registration Statement becomes effective at 4:00 p.m., Eastern Time, on November 6, 2024, or as soon thereafter as practicable.

Please contact Fang Liu of VCL Law LLP at (703) 919-7285 or fliu@vcllegal.com with any questions you may have concerning this request, and please notify her when this request for acceleration has been granted.

Very Truly Yours,

ScanTech AI Systems Inc.

By:	/s/ Karl Brenza
Karl Brenza
Director

cc:	Fang Liu, Esq. VCL Law LLP